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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Fargo Electronics, Inc., a Delaware corporation ("Fargo"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on August 3, 2001 (the "Schedule 14D-9"), with respect to the offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding Shares of Fargo at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

    A complaint was filed in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001 against Fargo, members of the Fargo Board and Zebra. The complaint purports to be filed by a stockholder of Fargo and includes a request for a declaration that the action be maintained as a class action. The complaint seeks, among other things, injunctive relief and unspecified damages and fees of attorneys and experts. The complaint alleges, among other things, that Fargo's directors have breached their fiduciary duties owed to Fargo's stockholders by, among other things, (1) agreeing to sell the company to Zebra without implementing an adequate sales process designed to maximize stockholder value; (2) agreeing to certain provisions in the Acquisition Agreement which effectively preclude a competing bid; (3) disseminating materially misleading tender offer materials to Fargo's stockholders; and (4) agreeing to certain provisions in the Stockholder Agreements with Zebra which discourage Fargo's directors from pursuing a superior offer. The complaint also alleges that Zebra has knowingly aided and abetted the Fargo directors' breaches of fiduciary duty. A copy of the complaint is filed as an exhibit to the Schedule 14D-9. The foregoing description of the complaint does not purport to be complete and is qualified in its entirety by the provisions of the complaint.

    Fargo believes that the complaint is without merit and intends to vigorously contest the lawsuit.

Item 9. Exhibits

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
99(a)(6)	Complaint filed by James Stewart in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001 (incorporated by reference to Exhibit 99.1(a)(5)(A) of Amendment No. 1 to the Schedule TO)

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARGO ELECTRONICS, INC.
By:	/s/ GARY R. HOLLAND Gary R. Holland Chairman, President and Chief Executive Officer

Dated: August 15, 2001

FARGO ELECTRONICS, INC.

AMENDMENT NO. 1 TO SCHEDULE 14D-9

Exhibit Index

Exhibit No.	Description	Method of Filing
99(a)(6)	Complaint filed by James Stewart in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001	Incorporated by reference to Exhibit 99.1(a)(5)(A) of Amendment No. 1 to the Schedule TO

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SIGNATURE
FARGO ELECTRONICS, INC. AMENDMENT NO. 1 TO SCHEDULE 14D-9 Exhibit Index